Exhibit 21.1

Spartacus Acquisition Shelf Corp.

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Percent Ownership
SASC (SPAC) Merger Sub 1 Corporation	Delaware	100%
SASC (Target) Merger Sub 2 LLC	Delaware	100%
SASC (NB) Merger Sub 3 LLC	Delaware	100%
SASC (OB) Merger Sub 4 LLC	Delaware	100%
SASC (CB) Merger Sub 5 Corporation	Delaware	100%
SASC (GB1) Merger Sub 6 LLC	Delaware	100%
SASC (GB2) Merger Sub 7 Corporation	Delaware	100%